Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

(dollars in thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
Income before income taxes and non-controlling interests	$778,889	$925,681	$1,822,719	$528,233	$375,755	$200,438	$250,902
Less: Non-controlling interests	(14,540)	273,131	363,615	16,168	3,289	5,033	253

Pre-tax income net of non-controlling interests	793,429	652,550	1,459,104	512,065	372,466	195,405	250,649
Add: Fixed charges	51,832	33,312	76,872	22,393	15,236	5,590	5,211
Distributions of earnings from equity method investees	13,946	5,118	23,460	1,939	2,620	2,276	3,144
Less: Loss (Earnings) from equity method investees	(10,410)	(22,475)	(83,894)	(5,659)	(11,526)	(2,549)	(4,912)

Pre-tax income before fixed charges	$848,797	$668,505	$1,475,542	$530,738	$378,796	$200,722	$254,092

Fixed charges:
Interest expense	$34,098	$21,209	$49,412	$9,916	$7,924	$835	$720
Interest expense on uncertain tax positions[1]	3,650	—	1,727	—	—	—	—
Portion of rent representative of interest	14,084	12,104	25,733	12,477	7,312	4,755	4,491

Total fixed charges	$51,832	$33,313	$76,872	$22,393	$15,236	$5,590	$5,211

Ratio of earnings to fixed charges	16.4x	20.1x	19.2x	23.7x	24.9x	35.9x	48.8x

[1]	Interest expense on uncertain tax positions, in accordance with FIN No. 48, has been recorded within income tax expense on the condensed consolidated statements of income.